FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated September 9, 2013

MATERIAL FACT

Banco Santander, S.A. informs that it is envisaged to implement again the “Santander Dividendo Elección” program, on the dates on which the second interim dividend is traditionally paid (October / November). Thus, subject to the Executive Committee of Banco Santander’s prior resolution, shareholders shall have the possibility to choose whether to receive cash or new shares on such dates. The envisaged timeline for the implementation of the “Santander Dividendo Elección” program is as follows 1:

•	14 October 2013. Execution of the Capital increase. Communication of the number of rights needed to receive one share and of the final price of the right-purchase commitment[2]. Such price will be determined considering the stock price of the Satander share of the dates 7,8,9,10 and 11 October.

•	15 October 2013 (23:59 hours CET). Record date for the granting of rights.

•	16 October 2013. Commencement of the rights trading period. Santander shares start trading ex-coupon.

•	25 October 2013. Last date to request remuneration in cash (sale of rights to Grupo Santander).

•	30 October 2013. End of the trading period of the rights. Acquisition of rights by Grupo Santander from those shareholders who have requested cash.

•	4 November 2013. Payment of cash to shareholders who have so requested.

•	8 November 2013. Commencement of the ordinary trading of the new shares in the Spanish Stock Exchanges, subject to the granting of the relevant authorizations[3]. Shareholders who have opted for new shares have them delivered.

Subject to the aforementioned resolution, it is deemed that the gross price at which Grupo Santander shall irrevocably commit to purchase rights, which will be calculated pursuant to the formula approved by the Ordinary General Shareholders’ Meeting, will be approximately 0.150 Euros per right.

Boadilla del Monte (Madrid), September 9, 2013

1	The term for the acceptance of the right-purchase commitment and the envisaged payment date for those shareholders who request cash may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various foreign stock exchanges in which the Bank is listed.
2	The option to receive cash throughout the sale of rights to Grupo Santander will be available only to shareholders as of the relevant record date and only with regard to the rights granted on that date. This option will not be available with regard to rights acquired on market.
3	Admission to listing of the new shares in the foreign stock exchanges where the Bank is listed shall also be requested.

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 9, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013